Contact

www.linkedin.com/in/
davidkrichards (LinkedIn)
www.changemakereducation.com/
(Company)
www.davidkrichards.com/
(Personal)

Top Skills

Start-up Ventures

Start-up Leadership

Teaching

Languages

English

Spanish

David K Richards

Founder & CEO Changemaker Microschools - recruiting founders to open your dream microschool in your community.
Sacramento, California, United States

Summary

I have spent my life as a teacher, guide, coach, or healer in some way, shape, or form. I envision a world where every human is living up to their greatest potential and I am passionate about serving and guiding others to unleash the greatness within them. This is why I launched several successful and innovative schools as a teacher, principal, executive, and as the Founder of Growth Public Schools, and why I launched my coaching business. My latest venture, Changemaker Microschools, is a culmination of all of my experience and passions, and is a continuation of my love for leading change for a better future and supporting adults that are ready to deeply transform their lives.

I am incredibly passionate about working with paradigm shifters that have always dreamed about opening their own school, and have a passion that comes from the depths of their soul. We are co-creating the future of education, and I consider the founders that come into Changemaker Microschools as a sacred relationship that is profoundly important. Each affiliate school has a social emotional learning curriculum that focuses on the mind, body, and soul. We are reinventing education one microschool at a time and co-creating the future, together. We are building a new world of infinite possibilities for the next generation while also reimagining leadership, business ownership, and supporting freedom and autonomy by moving away from a command and control system.

Through my journey of healing myself and committing to a disciplined spiritual practice, my life completely changed. The vision now comes through me from a grounded center. I lead from a place of depth and clarity, with deep love and care for the people that come into my space. People always come first for me. And, my strength and commitment as a leader has never been more powerful than it is at this moment. There is a completely new and effective way to lead, grow as a human and create lasting impact in education. It does not come from the tired and old formulas of the past, but from your intuitive center, and the wisdom of the collective. This belief is at the heart of Changemaker Microschools and guides all of our decisions.

I am here to help you unleash that intuitive leader within you and help guide you to the best version of yourself that has been waiting to shift the outdated education paradigm and create needed change. And, while you grow from the inside out, you will build a life changing microschool that transforms young people's lives. I look forward to connecting, especially if you read this far :)

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Experience

Changemaker Microschools
Founder & CEO
December 2023 - Present (2 years 6 months)
United States

We are a hub that supports affiliate microschools across the U.S. Our mission is to create life changing learning environments that embody our values of love, autonomy, community, creativity, and equity. We empower changemaker educators, parents, and community members who want to launch a microschool and need the structure and support of a transformative community and experienced partners and mentors to make the dream a reality. Join us to build the future of education, make a difference in your community and beyond, and be a foundational part of our exciting journey.

David K Richards Coaching and Consulting
Founder
July 2019 - Present (6 years 11 months)
Sacramento, California Area

Growth Public Schools
Founder
July 2015 - Present (10 years 11 months)
Sacramento, California Area

High School Varsity for 7 Years and Various Youth Leagues
Basketball Coach
October 1998 - Present (27 years 8 months)

San Francisco Bay Area and Sacramento

Summit Public Schools (Public Charter Network)
Founding Chief of Schools
July 2013 - July 2015 (2 years 1 month)

Summit Public School: Tahoma
Founding Principal and Executive Director
July 2010 - June 2014 (4 years)
San Jose, CA

Summit Preparatory Charter High School
Teacher
August 2006 - July 2011 (5 years)
Redwood City, CA

Skyline High School
History Teacher
August 2005 - July 2006 (1 year)
Oakland, CA

Fremont High School
History Teacher
August 2004 - July 2005 (1 year)
Sunnyvale, CA

Business Wire / Human Rights Nonprofit / Riggs Bank
Banking, PR, and Public Affairs in San Francisco, London, &
Washington, D.C.
August 2000 - June 2004 (3 years 11 months)
San Francisco / London / Washington, D.C.

Banking, PR, and Public Affairs in San Francisco, London, & Washington, D.C.

Education

Stanford University
Master of Arts (M.A.), Education · (2004 - 2005)

University of California, Berkeley
Bachelor of Arts - BA, History · (January 1998 - June 2000)

Santa Barbara City College

Transferred to UC Berkeley, History · (1994 - 1997)